Snapshot   Story   Numbers   Team   Risks

INVEST IN
WOMP

What you are investing in

Future Equity (Wefunder SAFE)

~~$5M~~ **$4M** valuation cap ⊘

First $100K investors of this fundraise will invest in a SAFE with a $4M valuation cap and 20% discount.

20.0% discount ⊘
$100K+ pro rata right threshold ⊘

A SAFE gives you the right to future shares in the company. If you invest, you're betting the company will be worth more than $4M in the future.

Earning a return

Learn more about SAFEs

Investor perks

$2,500+
Free 3D model + FDM 3D print.   Max print size = 5" x 5"x 5" Includes interactive AR ready 3D model + 2D render + 100% ownership of the 3D file.

$5,000+
Free 3D scan of your body or bust.

$10,000+
$625 worth of credit to use on our 3D services. Includes 3D scanning, modeling and printing

$ **100 min**   Invest

Snapshot   Story   Numbers   Team   Risks

$100,000+
$5000 worth of credit to use on our 3D services. Includes 3D scanning, modeling, and printing.

$250,000+
Giant 3D print of your choice.

see less

Womp is the all-in-one platform to transform your ideas into 3D realities.

Did you know you can 3D scan objects, modify them, and reproduce them in a variety of 3D printing materials like ceramics or metals? Did you know you can design things from scratch and interact with them on your browser and/or in Augmented Reality? Womp is the first smart platform merging the latest in web3D, mixed reality, and 3D printing. It's like Squarespace for 3D: Womp allows anyone to create, interact, share and print their ideas all in one place, zero knowledge required.


Gabriela Trueba
Founder and CEO
3 time 3D/AR entrepreneur. Co-founder CEO at Aro (AR App). Fabrication specialist at Jeff Koons.

Womp



Why you may want to invest

$ _____ **100 min** _____ (Invest)

Snapshot	Story	Numbers	Team	Risks

~~3 STRONG TEAM- Lean, agile, passionate and close team with unique insight.~~

4 VETTED- In 2 years, 300+ happy customers. Trusted by giants in tech and consumer products (cosmetics, footwear, and leaders in 3D printing).

5 INSIGHT- Unique insight into bridging consumers into 3D, product development, manufacturing and the future of 3D/AR.

6 TIMING- THE 4TH INDUSTRIAL REVOLUTION IS HERE! with the rise of AI + AR, rapid advances in 3D tech, and the drop in 3D printing costs we are closer than ever to 3D going mainstream.

7 MARKET- The 3D market is at $11B and growing fast: projected at $108B by 2021 and $500B by 2030.

8 EXIT- We believe we have a strong exit potential and strategy. A 2-3 year exit potential with some of our manufacturing partners who have scaled 3D printing as a service.

Our Ambition

Womp plans to be the go-to solution for generating, bundling, sharing and modifying 3D content. Our software can bring the most powerful aspects of 3D into one single platform. Womp plans to bring 3D into the mainstream and its platform will enable an easy 3D experience for the consumer.

womp.xyz



design   app   manufacturing   ar   augmented_reality   machine_learning   artificial_intelligence   ai   product   manufacturing

get_help_from_experts   ecommerce   design   artificial_intelligence   3d_printing   fashion   custom   3d_services   3d_modeling

3d_scanning   design   artificial_intelligence   art   app   api   b2c   b2b   3d_printing   software   technology

Why I Like Womp

"Gaby is a true entrepreneur - with designers instincts and a founders determination - I'd pay attention to whatever she's up to!



$_____   **100 min**   (Invest)

Snapshot   Story   Numbers   Team   Risks

THE BUZZ ABOUT WOMP

❝Womp team rocks! They're innovative, detailed and quick. I have been very impressed with the quality and expertise they offer.

Dominick Leuci
Customer

❝The talented team at WOMP did an incredible job translating my illustrations into such detailed and dynamic sculpts (and with limited reference, too). Their expertise on the modeling and materials was super helpful in the development of this toy -- I definitely look forward to working on future projects with them!

Cute Brute
Customer

❝Excellent responsive customer service. Good quality. Staff stands behind their work and will do anything to please.

Stan Schoen
Customer

❝They're the best. Definitely check it out. These guys can print anything in any number of dimensions. It's amazing!

 **Julian Ambler**
Customer

❝I had a great experience working with WOMP. They are knowledgeable, highly skilled and easy to work with. I relied on them for design/modeling help and execution, and I am very happy with how the objects turned out.

Heather Bursch
Customer

$ **100 min**   Invest

Snapshot   Story   Numbers   Team   Risks

yets.

Elizabeth Hayt

Customer

Forbes

'David Bowie Is' App Offers Intimate Glimpse Into The Art Of The Rock Legend

Just as he was in life, a charismatic, master showman, David Bowie continues to loom larger than life in death. The new 'David Bowie Is' app, based, on the record-breaking exhibit he helped create, offers an intimate glimpse into mind
February 12, 2019 @ forbes.com

marie claire

P R O C E S S // PLA prints from @womp.xyz We have so much to share with you!!! Stay tuned - just collecting all the little steps so you can view it in one story 😊 #3dprinting

206 Likes, 6 Comments - Light + Ladder (@lightandladder) on Instagram: "P R O C E S S // PLA prints from @womp.xyz We have so much to share with you!!!
Stay tuned - just..."

CNN

How will we see beauty in the future?

Written by Jessica Lack, CNN London This story forms part of a collaboration with Dazed Beauty -- a new platform dedicated to redefining the language and communication of beauty. "I guess you could say it's a bit Tron," said make-up
September 27, 2018 @ cnn.com

WSJ

Tour a Stunning New York Townhouse with a Museum-Level Art Collection

Artist, businessman and collector Arthur Becker takes WSJ on a tour of his stunning six-story, 6,000-square-foot Soho townhouse, filled with ancient artifacts, modern and original art. Photo: Kelly Marshall for The Wall Street
October 26, 2017 @ youtu.be

The New York Times

Now You See Him, Now You Don't: Duchamp From Beyond the Grave

Asked whether he cared what his contemporaries thought of him, Marcel Duchamp once said, "I would rather wait for a public that will come fifty years - a hundred years - after my death." Those words will soon take on an eerily
September 29, 2017 @ nytimes.com

$ **100 min**   Invest

Snapshot   Story   Numbers   Team   Risks

    

IDEA
from just an idea

INTERACTIVE 3D
to on your screen

PHYSICAL OBJECT
and in real life

WHEN SURVEYED, 8 OUT OF 10 PEOPLE WISH THEY COULD CUSTOMIZE PRODUCTS THEY BUY.

WHY NOW?

$ _____ 100 min _____ Invest

Snapshot   Story   Numbers   Team   Risks





MOVING FAST

3D tech is getting exponentially faster, cheaper and sophisticated. It's closer than ever to impacting our everyday objects and purchases.

3D MARKET

The 3D market is currently at $11B. It's predicted to grow to $108B in the next 3 years and $500B by 2030.



 
 

GAME CHANGER

3D affects how we make things. But, it 's also the future of how we preview, interact, buy, sell and communicate with each other.

EVERYONE AGREES

Apple's latest hardware revolves around 3D tech. Facebook has developed 3D posts and Amazon wants you to shop in 3D and AR.

PROBLEM:

$ _____ 100 min _____   Invest

THE AVERAGE PERSON.

3D tech, like 3D printing or AR,
promises to change the way we make,
buy and sell products. But, DIY and hired 3D services
are complex, scattered and expensive.
It's potential depends on one thing:

easy access to create, interact and share 3D files.

SOLUTION:

$ **100 min**   Invest

Snapshot   Story   Numbers   Team   Risks

KEY 3D TECH,
ALL-IN-ONE PLACE



'//O//.P

Your ideas in 3D on your screen
and at your doorstep.

$ _____ **100 min** _____ (Invest)

Snapshot   Story   Numbers   Team   Risks



CASE STUDY

$ **100 min**   Invest

Snapshot   Story   Numbers   Team   Risks



3D SCANNING

llian mailed us his
ce's grandma's ring.
3D scanned it + up-
ded it to **womp.xyz**

3D MODELING

He previewed,
interacted and detailed
the modifications he was
interested in seeing

3D PRINTING

Julian surprised h
fiance with 4 versior
the ring in colorful n
+ polished brass

3D MARKET

$ **100 min**   Invest



REVENUE PROJECTIONS

$ _____   **100 min**   Invest

Snapshot   Story   Numbers   Team   Risks



70% 3D content
30% manufacturing

$250k
today

$40M

$5M

$1M

2018   2019   2020   2021

DISCOVER AND ACCESS POWERFUL TECH:

$ 100 min   Invest

Snapshot	Story	Numbers	Team	Risks

    

| ail-in things for 3D scanning | change, modify and tweak your files to perfection | see and share files in AR | preview, render and interact with your ideas in 3D | from plastic to ste over 80 materials choose form |

///O//.P
womp.xyz

HOW IT WORKS:

flow between 3D services effortlessly

  

3D SCANNING   **3D MODELING**   **3D PRINTING**

$ _____ **100 min** _____   (invest)

Snapshot   Story   Numbers   Team   Risks



1

- upload pictures of the object you'd like to 3D scan

- download and print a free shipping label to send in your object to womp

- once we receives it, we'll get to scanning ;)



2

- within 10 business days or less, you'll be able to preview and inspect your 3D scan on our 3D viewer.



3

then, you can:

-download the 3D file with 100% owner-ship,

-decide to edit the 3D scan by transfer-ring into our 3D modeling services,

-or, choose a material and send it to 3D print!

3D SCANNING EXAMPLES:



$ **100 min**   Invest

Snapshot	Story	Numbers	Team	Risks

    

3D MODELING:



1

- upload sketches and/or reference images to help illustrate your ideas



2

- within 10 business days or less, you'll be able to preview and inspect your 3D model on our 3D viewer

- womp will work on any changes you'd like to see until you're 100% satsified



3

then, you can:

- download the 3D file with 100% ownership

- or, choose a material and send it to 3D print!

3D MODELING EXAMPLES:



$ _____ **100 min** (Invest)

Snapshot   Story   Numbers   Team   Risks



3D PRINTING:

1

- upload your 3D file onto our 3D viewer

2

- choose from a selection of 3D printing materials ranging from metal to plastic to stone.

3

- sit tight and wait for it in the mail!

$ _____   **100 min**   (Invest)

Snapshot   Story   Numbers   Team   Risks

3D PRINTING EXAMPLES:



CHOOSE FROM A SELECTION OF 3D PRINTED MATERIALS:

$ 100 min   Invest

Snapshot   Story   Numbers   Team   Risks



blue pla



orange nylon



polished stainless steel



jpeg sandstone

$ **100 min**   Invest

Snapshot   Story   Numbers   Team   Risks





interlocking brass   *red nylon*





rose gold   *frosted resin*





green pla

$ **100 min**   Invest

Snapshot	Story	Numbers	Team	Risks

3x revenue

2017-2018

$350,000

In revenue since
operating (2017)

300+

Happy customers

20-85%

Sales margins

Founder



in

$ _____   **100 min**   (Invest)

Snapshot   Story   Numbers   Team   Risks

Aro (AR App). Fabrication specialist at Jeff Koons.

AND THE REST OF THE TEAM



Alicia Riccio
Operations Manager

CAD + 3D print expert, 3D scanning engineer. Experience: Abraham Cruzvillegas + Dan Colen Studio



Laure Adamo
Head of Design

CAD expert, business strategist, UI/UX designer. Experience: Starwood + Morris Adjmi Architects



Hunter Fortuin
Lead Developer CTO

Backend + fullstack developer. Experience: Operations and logistics Ecovative full stack at Pub G.



Nicholas Anderson
Engineering Consultant/Advisor

Mechatronics Engineer. Principal Engineer RoadNarrows Robotics. Founder of Acata / NICKANDERSONCO



Michael Goldstein
Advisor

Former CEO Toys"R"Us.



Peter Dolch
Advisor

President CEO Thaumaturgix, Inc. New York Angels Member. MIT Alumni.



Raised $250,000 From 1+ Investors

$ **100 min**   Invest



Dana M Goldstein

Entrepreneur. Angel Investor

Interview

WF: What's new about what you're making? How is it different? EXPAND ALL

W: We've all heard of 3D, seen viral videos of 3D scanning, 3D printing, augmented reality demos, realistic 3D renders, and even fake 3D celebrities on Instagram. 3D tech is getting exponentially more sophisticated, affordable, and becoming a viable option for new media and manufacturing at scale. Yet, we forget that all these advances are useless and irrelevant to the average person without one thing: access to the 3D file.

3D unicorns like Carbon, Desktop Metal, and Magic Leap are focused on optimizing 3D graphics, 3D printers, materials, and a new model of manufacturing. Yet, none of these advancements touch on the true inherent value of 3D: it's indifference to customization and complexity. Access to 3D technology allows any individual to create customized complex objects. Unlike traditional manufacturing technology, 3D printing is very agnostic to production volumes; To print a single customized object is typically the same unit cost as printing x1000 items with traditional forms of mass production.

We're moving into the age of niche micro-manufacturing-anyone can create and own specialized and meaningful goods, opposed to the slim options within the standardized one-size-must-fit-all products of mass production.

However, all of this stagnates without access to the 3D file. Currently, creating and modifying 3D files are only accessible through expensive software and hiring expensive engineers and designers and their expertise is scattered.

$ _____ **100 min**   (Invest)

provides a fluid and cohesive customer experience that ties all of the necessary industrial developments into a single easy to use all-in-one platform.

WF: How big is the market? ⌄

W: $11B and it is predicted to explode in the next 3 years growing to $108B by 2021, and $500B by 2030. It's also predicted that by 2030 10% of what people buy will be 3D printed.

We believe these projections are an understatement and are only taking into account the advancements of 3D printing, not the explosion of the democratization of 3D scanning and design. We expect a whole new market of niche micro-manufactured goods to emerge, not unlike the music industry shift with the advent of online streaming services, and the developments within the micro brewing industry with the creation of smaller and more affordable brew equipment.

WF: Who are your competitors? How are you different? ⌄

W: Current competitors are small to medium businesses who specialize in one aspect of 3d technology, like 3D scanning, 3D modeling and 3D printing. In the current 3D market a customer usually needs to visit multiple different specialized businesses for each step of the process. In most cases the client will need to visit each business in person, meet with a specialist, and pay an hourly fee for consulting, engineering, 3D sculpting or 3D printing. The client is limited and intimidated by this expensive, scattered and exaggerated process.

Larger companies offering 3D printing services require the customer to have a sophisticated understanding of 3D. All but few require that the customer already have a 3D printable file to access any manufacturing services and more holistic companies commonly charge very high rates for 3D scanning and 3D modeling.

Womp's pricing is 20- 50% lower than our competition for 3D content and we undercut our competitor's lead times by a factor of 4X to 6X for any of our 3D services. Finally and most importantly, we offer an easy and friendly interface for anyone to access our 3D services. Zero knowledge and zero files required.

$ 100 min   (Invest)

Snapshot	Story	Numbers	Team	Risks

3D scanners, and augmented reality glass will never impact the average person unless we all have easy access to creating 3D files that are relevant and add to our personal and professional lives.

WF: What's your biggest risk? What keeps you up at night? ˅

W: Continuing to grow our high-quality delivery pipeline to meet growing customer demand, while concurrently bringing to market our revolutionary software products, that will in turn drive even more growth. But... we've planned and prepared and planned again to meet the challenge!



Ask a Question

Type your question here...   (ASK QUESTION)

RISKS

1 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

$ _____ **100 min** _____ (Invest)

Snapshot   Story   Numbers   Team   Risks



OTHER DISCLOSURES

Read the Form C filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.



THE FUNDING PORTAL

Womp is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

$100 min   INVEST

Can I change my mind and get a refund?

How is Wefunder compensated?

Have another question?

$ 100 min   Invest